# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Reddit, Inc., CIK 0001713445
CUSIP: 75734B100
Title of class of securities: Class A Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 303 2nd Street, South Tower, 5th Floor, San Francisco, California (CA), 94107
Date of event which requires filing of this statement: 10/30/2025
Filed by CIK 0001827011
Persons authorized to receive notices and communications: Steven Huffman, c/o Reddit, Inc., 303 2nd Street, South Tower, 5th Floor, San Francisco, California (CA), 94107, (415) 494-8016

## Reporting persons
- Steven Huffman (CIK 0001827011): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: subject company funds (SC), personal funds (PF); sole voting power 5,418,724; shared voting power 46,012,871; sole dispositive power 5,418,724; shared dispositive power 0; aggregate amount beneficially owned 51,431,595 (27.2% of the class)
  Comment: "Shared Voting Power" represents shares subject to the Voting Agreements (as defined in Item 6 of the Schedule 13D). Such Voting Agreements contain provisions relating to the voting of the common stock held by certain of the parties thereto. Accordingly, Mr. Huffman may be deemed to share beneficial ownership of such shares held by such parties until the termination of the respective Voting Agreement. See Item 6 of the Schedule 13D.
  
  The beneficial ownership percentage is calculated pursuant to Rule 13d-3 of the Exchange Act. See Item 5.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.0001 par value
Name of issuer: Reddit, Inc.
Address of issuer's principal executive offices: 303 2nd Street, South Tower, 5th Floor, San Francisco, California (CA), 94107
Comment: This Amendment No. 3 ("Amendment No. 3") to Schedule 13D relates to Class A Common Stock, par value $0.0001 per share (the "Class A Common Stock"), of Reddit, Inc. (the "Issuer"), and amends and supplements the initial statement on Schedule 13D filed on May 3, 2024, as amended by Amendment No. 1 to the Schedule 13D filed August 22, 2024 and by Amendment No. 2 to the Schedule 13D filed August 19, 2025 (as so amended, the "Schedule 13D"). Except as specifically amended by this Amendment No. 3, the Schedule 13D remains in full force and effect. Capitalized terms used but not defined in this Amendment No. 3 shall have the same meanings ascribed to them in the Schedule 13D as amended from time to time.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the statement (as amended, the "Statement") filed by Mr. Huffman on Schedule 13D is hereby amended and supplemented as follows:

In connection with a series of transactions ending on October 30, 2025, Mr. Huffman received notice that one of the parties to the Voting Agreements had disposed of shares subject to the Voting Agreements, thereby decreasing the number of shares over which Mr. Huffman exercises voting discretion without any action being taken on the part of Mr. Huffman.

The foregoing discussion of the Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreements, which were filed on May 3, 2024 as exhibits to the Statement and are incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) - (c) of the Statement is hereby amended and restated as follows:

The aggregate number and percentage of shares of Class A Common Stock beneficially owned by Mr. Huffman and, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover page of this Schedule 13D and are incorporated herein by reference.

Beneficial ownership of shares of Class A Common Stock includes shares of Class A Common Stock which may be acquired upon the conversion of shares of the Issuer's Class B Common Stock, par value $0.0001 per share (the "Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock"). Holders of Class A Common Stock and Class B Common Stock generally vote together as a single class, unless otherwise required by law, the Issuer's amended and restated certificate of incorporation, or the Issuer's amended and restated bylaws. Each share of Class A Common Stock is entitled to one vote. Each share of Class B Common Stock is entitled to ten votes per share and is convertible at any time into one share of Class A Common Stock.

Mr. Huffman currently beneficially owns 5,418,724 shares of Class A Common Stock based on, (i) 8,146 shares of Class A Common Stock held by Mr. Huffman through a trust of which he is the trustee, (ii) the right to acquire 1,722,307 shares of Class A Common Stock upon the exercise of vested stock options or options vesting within 60 days held by Mr. Huffman through a trust of which he is the trustee, (iii) the right to acquire 3,098,077 shares of Class A Common Stock upon the conversion of an equal number of shares of Class B Common Stock held by Mr. Huffman through a trust of which he is the trustee, and (iv) the right to acquire 590,194 shares of Class A Common Stock upon the conversion of an equal number of shares of Class B Common Stock underlying vested stock options to acquire shares of Class B Common Stock or such options vesting within 60 days held by Mr. Huffman through a trust of which he is the trustee.

As more fully described in Item 6 of this Schedule 13D, in connection with the initial public offering of the Issuer (the "IPO"), Mr. Huffman entered into certain voting and governance agreements with the Issuer and certain other stockholders of the Issuer. By virtue of the Voting Agreements, Mr. Huffman may also be deemed to have shared voting power over 66,607 shares of Class A Common Stock and 45,946,264 shares of Class B Common Stock. Information with respect to shares of capital stock held by the other parties to the Voting Agreements in this filing is based on information provided by such parties.

For the avoidance of doubt, to the best of Mr. Huffman's knowledge, the Voting Agreements do not give rise to the formation of a "group" between Mr. Huffman and the other parties thereto pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Additionally, for the avoidance of doubt, Mr. Huffman does not have any pecuniary interest in, and has no dispositive power over, the shares subject to the Voting Agreements, and the filing of this Statement shall not be construed as an admission that Mr. Huffman or any of the parties to the Voting Agreements is, for purposes of Sections 13(d) or 13(g) of the Exchange Act, Section 16 of the Exchange Act, or for any other purpose, the beneficial owner of any securities owned by the others.

Based on the foregoing, Mr. Huffman may be deemed to beneficially own an aggregate of 51,431,595 shares of Class A Common Stock, representing approximately 27.2% of the Class A Common Stock, calculated on the basis of Rule 13d-3 of the Exchange Act. Such beneficial ownership constitutes approximately 26.8% of the total outstanding Common Stock. The foregoing calculations of beneficial ownership are based on 137,824,835 shares of Class A Common Stock and 51,670,930 shares of Class B Common Stock outstanding as of October 28, 2025, in each case, as disclosed in the Quarterly Report filed on Form 10-Q by the Issuer with the Securities and Exchange Commission on October 31, 2025.

Based solely on beneficial ownership of Mr. Huffman, and excluding the shares subject to the Voting Agreements, Mr. Huffman beneficially owns (and may be deemed to exercise both voting and investment discretion with respect to) 3.8% of the outstanding Class A Common Stock, calculated pursuant to Rule 13d-3 of the Exchange Act, and 2.8% of the total Common Stock, assuming the (i) conversion of all shares of Class B Common Stock held by Mr. Huffman or the trust of which he is trustee and (ii) exercise by the trust of which Mr. Huffman is trustee of all stock options currently exercisable or exercisable within 60 days.

Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Class A Common Stock is entitled to one vote per share, Mr. Huffman may be deemed to beneficially own equity securities of the Issuer (including shares underlying vested stock options or stock options vesting within 60 days, even if out-of-the-money) representing approximately 75.2% of the total number of votes of Common Stock of the Issuer, assuming the exercise by Mr. Huffman or the trust of which he is trustee of all stock options currently exercisable or exercisable within 60 days.

Not included in the beneficial ownership totals above are shares of Common Stock underlying stock options not scheduled to vest within the next 60 days and shares of Common Stock underlying unvested restricted stock units.
Transactions in the class effected during the past sixty days:
Except as described below and set forth on Schedule A attached hereto as Exhibit 99.1, Mr. Huffman has not effected any transactions in the shares of Class A Common Stock during the past 60 days.

In addition to the sales made in the open market pursuant to the Rule 10b5-1 trading arrangement adopted by Mr. Huffman on May 19, 2025 reported on Schedule A attached hereto as Exhibit 99.1, a trust of which Mr. Huffman is trustee: (i) on September 15, 2025, exercised 18,000 stock options for an equal number of Class A Common Stock, (ii) on September 30, 2025, exercised 18,000 stock options for an equal number of Class A Common Stock, and (iii) on October 15, 2025, exercised 18,000 stock options for an equal number of shares of Class A Common Stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Statement is hereby amended and supplemented as follows:

The information set forth in Item 4 above is hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit No. Description

99.1 Schedule A Sales of Class A Common Stock by Reporting Persons during the prior 60 days

## Signatures
- Steven Huffman: /s/ Julie Rogers, Julie Rogers, Attorney-in-Fact (11/03/2025)